UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): November 10, 2006

CLECO CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	**1-15759**	**72-1445282**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Donahue Ferry Road	
Pineville, Louisiana	**71360-5226**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(318) 484-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.
Item 7.01   Regulation FD Disclosure.

On November 10, 2006, Cleco Corporation (the "Company") held an earnings conference call to review the Company's financial results for the third quarter ended September 30, 2006. Furnished as Exhibit 99.1 is a copy of the transcript of the Company's presentation during the conference call and the questions and answers following the presentation. Furnished as Exhibit 99.2 is a copy of Schedule I -- Reconciliation of Cleco Midstream and Perryville Non-GAAP Earnings Data to Their Most Comparable Financial Measure Calculated and Presented in Accordance with GAAP which schedule was referred to during the Company's presentation.

In accordance with General Instruction B.2. of Form 8-K, the information presented herein shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such a filing.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are furnished herewith:

99.1   Transcript of the Company's 2006 third-quarter earnings conference call held on November 10, 2006.

99.2   Schedule I -- Reconciliation of Cleco Midstream and Perryville Non-GAAP Earnings Data to Their Most Comparable Financial Measure Calculated and Presented in Accordance with GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO CORPORATION

Date: November 17, 2006   By: /s/ Kathleen F. Nolen
                                           Kathleen F. Nolen
                                           Senior Vice President and
                                             Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Transcript of the Company's 2006 third-quarter earnings conference call held on November 10, 2006.
99.2	Schedule I -- Reconciliation of Cleco Midstream and Perryville Non-GAAP Earnings Data to Their Most Comparable Financial Measure Calculated and Presented in Accordance with GAAP.